100 W. University Avenue
Champaign, IL 61820
(217)351.6506

For Immediate Release	Contact:	Van A. Dukeman President & CEO vdukeman@bankillinois.com Champaign, Illinois (217)351.6568

MAIN STREET TRUST, INC. ANNOUNCES TENDER OFFER

        Champaign, Ill. August 11, 2003—Main Street Trust, Inc. (OTC Bulletin Board: MSTI) commenced a self-tender offer on August 11, 2003 for up to 1,400,000 shares of its common stock, or approximately 13.4% of its outstanding shares of common stock.

        The tender offer will allow shareholders to tender their shares at a price of $30.00 per share. If more than 1,400,000 shares are tendered, tendering shareholders owning fewer than 100 shares, with certain exceptions, will have their shares purchased without proration. Other shares will be purchased pro rata. The offer is, however, subject to other conditions as described in the Offer to Purchase.

        The tender offer and withdrawal rights will expire at 5:00 pm, Eastern Time, on Monday, September 15, 2003, unless extended.

        Keefe, Bruyette & Woods will act as Financial Advisor, with BankIllinois serving as the Information Agent and Depositary for the tender offer.

        Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures, along with the transmittal forms and other data is being mailed to shareholders commencing August 11, 2003.

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Main Street Trust, Inc. common stock. The offer is made solely by the Offer to Purchase, dated August 11, 2003, and the related Letter of Transmittal.

        Main Street Trust, Inc. is a Central Illinois financial holding company. Its subsidiaries include BankIllinois and First National Bank of Decatur, and a retail payment processing subsidiary, FirsTech, Inc.

        Main Street Trust, Inc.'s common stock is traded on the Over-the-Counter Bulletin Board ("OTCBB—MSTI").

100 W. University Avenue, P. O. Box 4028, Champaign, IL 61824-4028